June 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee, 202-551-3693

Shannon Menjivar, 202-551-3856

Catherine De Lorenzo, 202-551-3772

Pamela Long, 202-551-3765

Re:	NMP Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 24, 2025

Amendment No. 4 to Registration Statement on Form S-1

Filed June 26, 2025

File No. 333-286985

Ladies and Gentlemen:

NMP Acquisition Corp. (the “Company,” “we,” “us,” or “our”) confirms receipt of the letter dated June 26, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. Concurrently with the submission of this response letter, the Company is filing Amendment No. 5 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”). The Staff’s comment is set forth below in bold, followed by the Company’s response:

Amendment No. 3 to Form S-1

Cover page

1.	Please revise the cover page and similar disclosures throughout the prospectus to address whether an increase in the offering size pursuant to Rule 462(b) that results in the issuance of additional founder shares may result in the material dilution of purchasers' equity investment.

Response: Pursuant to the terms of the contemplated underwriting agreement, attached as an Exhibit to the Registration Statement, the Company will agree to not increase the size of the offering pursuant to Rule 462(b), therefore, no additional founder shares will be issued and, as a result, a purchaser’s equity interest will not be diluted as a result of an increase to the size of the offering pursuant to Rule 462(b). The Company has revised its disclosure on the cover page and pages 5, 24, 105 and 154 of the Registration Statement to address the Staff’s comment.

***

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Blake Baron at (917) 546-7709.

Sincerely,

/s/ Melanie Figueroa
By: Melanie Figueroa
Title: Chief Executive Officer

cc: Gabriel Miranda, Esq., Mitchell Silberberg & Knupp LLP